American Lithium to Accelerate Development of Macusani Uranium Internally -
Elects to Defer Spin Out

VANCOUVER, BRITISH COLUMBIA, July 17, 2023 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | NASDAQ:AMLI| Frankfurt:5LA1) announces that it has decided to advance the  next phase of work at Macusani within American Lithium, and as a result the Company is deferring the spin out of its Macusani Uranium Project ("Macusani") previously announced on June 7, 2023. Consequently, it has chosen to terminate the definitive arrangement agreement with Friday's Dog Holdings Inc. (TSX-V:FRDY), a public company currently listed on the TSX Venture Exchange.

The strength of resource markets has diminished since making the decision to spin out Macusani, and the Company believes it will generate greater value for shareholders by postponing the spin out and continuing to advance the project within American Lithium.

Simon Clarke, Chief Executive Officer of the Company, stated, "We will continue to advance this asset aggressively within American Lithium and we will shortly be launching pilot operations to provide final validation for its well-established flow-sheet as well as produce yellowcake so that interested strategic parties can evaluate the product which could ultimately be produced at Macusani. We also anticipate final drill permits shortly for a major expansion and infill program utilizing our own drills to continue to expand and reclassify the already large historical resource."

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on the continued development of its strategically located TLC Lithium Claystone Project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani Lithium Project and Macusani Uranium Projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility is well advanced at Falchani and has commenced at TLC.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

For Media Inquiries:

Nancy Thompson

Vorticom, Inc.

212-532-2208

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, the anticipated timing for completion of the PEA, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs;  the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on May 29, 2023, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions

32 of the 174 Falchani Project and Macusani Project concessions now held by American Lithium's subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani's title to the 32 concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on these 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored and maintained the title, rights, and validity of those 32 concessions to Macusani. On November 2, 2021, the Company was made aware that the judicial ruling in relation to those 32 concessions had been issued in favour of the Company. The ruling restored full title to these concessions. On November 26, 2021, the Company confirmed that appeals of the judicial ruling were lodged by INGEMMET and MINEM, and subsequently other parties. The appeals will be considered by a higher court tribunal and are currently scheduled for September 7, 2023. If American Lithium's subsidiary Macusani does not obtain a successful resolution to the Processes, Macusani's title to the 32 concessions could be revoked. However, the Company would then have further recourse through an appeal to the Supreme Court.